UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy
 L-1855, Luxembourg
Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Board Committees Reorganization.

Following the election of Messrs. Andrew McLaughlin and Alejandro Nicolás Aguzin by shareholders at Globant S.A.’s (the “Company”) annual meeting held on May 10, 2024, on June 7, 2024, the board of directors of the Company appointed Mr. Alejandro Nicolás Aguzin to serve as member of the Audit Committee and the Compensation Committee.

As a result of the foregoing board resolution, the compositions of the Company’s board committees are as follows:

•	Audit Committee: Mrs. Maria Pinelli, Mrs. Linda Rottenberg and Mr. Alejandro Nicolás Aguzin.
•	Compensation Committee: Mr. Francisco Alvarez Demalde, Mr. Andrew McLaughlin and Mr. Alejandro Nicolás Aguzin.
•	Corporate Governance and Nominating Committee: Ms. Andrea Mayumi Petroni Merhy, Mr. Francisco Alvarez Demalde and Mr. Andrew McLaughlin.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113 and 333-266204), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: June 10, 2024